Exhibit 2

CEMEX
2016
FIRST QUARTER RESULTS
Stock Listing Information
NYSE (ADS)
Ticker: CX
Mexican Stock Exchange
Ticker: CEMEXCPO
Ratio of CEMEXCPO to CX = 10:1
Investor Relations
In the United States:
+ 1 877 7CX NYSE
In Mexico:
+ 52 (81) 8888 4292
E-Mail:
ir@cemex.com

Operating and financial highlights

	January - March				First Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Consolidated cement volume	15,613	15,547	0%		15,613	15,547	0%	
Consolidated ready-mix volume	11,924	12,442	(4%)		11,924	12,442	(4%)	
Consolidated aggregates volume	33,515	33,639	(0%)		33,515	33,639	(0%)	
Net sales	3,198	3,313	(3%)	3%	3,198	3,313	(3%)	3%
Gross profit	1,029	1,018	1%	10%	1,029	1,018	1%	10%
as % of net sales	32.2%	30.7%	1.5pp		32.2%	30.7%	1.5pp	
Operating earnings before other expenses, net	358	336	7%	19%	358	336	7%	19%
as % of net sales	11.2%	10.1%	1.1pp		11.2%	10.1%	1.1pp	
Controlling interest net income (loss)[1]	35	(149)	N/A		35	(149)	N/A	
Operating EBITDA	583	565	3%	12%	583	565	3%	12%
as % of net sales	18.2%	17.0%	1.2pp		18.2%	17.0%	1.2pp	
Free cash flow after maintenance capital expenditures[1]	8	(281)	N/A		8	(281)	N/A	
Free cash flow[1]	(35)	(357)	90%		(35)	(357)	90%	
Total debt plus perpetual notes	15,999	16,708	(4%)		15,999	16,708	(4%)	
Earnings (loss)of continuing operations per ADS	0.03	(0.09)	N/A		0.03	(0.09)	N/A	
Fully diluted earnings (loss) of continuing operations per ADS [2]	0.03	(0.09)	N/A		0.03	(0.09)	N/A	
Average ADSs outstanding	1,426.4	1,376.7	4%		1,426.4	1,376.7	4%	
Employees	42,308	42,636	(1%)		42,308	42,636	(1%)	

This information does not include discontinued operations. Please see page 17 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1]This information includes discontinued operations.
[2]For 2016 and 2015, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the first quarter of 2016 reached US$3.2 billion, representing a decline of 3%, or an increase of 3% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the first quarter of 2015. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Europe and AME&A regions.

Cost of sales as a percentage of net sales decreased by 1.5pp during the first quarter of 2016 compared with the same period last year, from 69.3% to 67.8%. The decrease was mainly driven by our cost reduction initiatives, as well as lower energy costs.

Operating expenses as a percentage of net sales increased by 0.4pp during the first quarter of 2016 compared with the same period last year, from 20.6% to 21.0%.

Operating EBITDA increased by 3% to US$583 million or increased 12% on a like to like basis for the ongoing operations and for foreign exchange fluctuations during the first quarter of 2016 compared with the same period last year. The increase on a like to like basis was mainly due to higher contributions in most of our operations.

Operating EBITDA margin increased by 1.2pp from 17.0% in the first quarter of 2015 to 18.2% this quarter.

Gain (loss) on financial instruments for the quarter was a gain of US$22 million, resulting mainly from derivatives related to CEMEX shares.

Controlling interest net income (loss) was an income of US$35 million in the first quarter of 2016 versus a loss of US$149 million in the same quarter of 2015. The income primarily reflects higher operating earnings before other expenses, net, lower financial expenses, better results from financial instruments, higher equity in gain of associates and lower income tax, partially offset by higher other expenses, net, and a negative effect in foreign exchange results.

Total debt plus perpetual notes increased by US$672 million during the quarter.

2016 First Quarter Results Page 2

Operating results

Mexico

	January - March				First Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	633	766	(17%)	(2%)	633	766	(17%)	(2%)
Operating EBITDA	227	262	(13%)	2%	227	262	(13%)	2%
Operating EBITDA margin	35.9%	34.2%	1.7pp		35.9%	34.2%	1.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(13%)	(13%)	(18%)	(18%)	(15%)	(15%)
Price (USD)	0%	0%	(9%)	(9%)	(12%)	(12%)
Price (local currency)	18%	18%	8%	8%	5%	5%

In Mexico, our domestic gray cement and ready-mix volumes decreased 13% and 18%, respectively, during the first quarter of 2016 versus the same period last year. Daily volumes of cement plus mortar were practically flat sequentially and declined 10% on a year-over-year basis during the quarter.

During the first quarter there was a moderation in cement consumption, especially in infrastructure, sector in which we have high participation. The decline in our volumes was mainly due to a high base of comparison in the first quarter of last year, as well as our Value-before-Volume strategy. On a sequential and year-over-year basis, our cement prices increased 8% and 18%, respectively, during the quarter. In the formal residential sector, commercial banks supported activity with increases in new home credits and credits for homebuilders. The industrial-and-commercial sector continued to be supported by strong commercial indicators, including retail sales.

United States

	January - March				First Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	920	868	6%	6%	920	868	6%	6%
Operating EBITDA	109	64	71%	71%	109	64	71%	71%
Operating EBITDA margin	11.8%	7.4%	4.4pp		11.8%	7.4%	4.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	8%	8%	5%	5%	6%	6%
Price (USD)	4%	4%	2%	2%	0%	0%
Price (local currency)	4%	4%	2%	2%	0%	0%

In the United States, our domestic gray cement, ready-mix and aggregates volumes increased 8%, 5% and 6%, respectively, during the first quarter of 2016 versus the same period last year.

Volume growth during the quarter was due to a pickup in residential and infrastructure activity, as well as good weather in most of our portfolio relative to the prior year. In the residential sector, housing starts increased 15% year-to-date March, driven by low inventories, job creation and household formation. Similar to the fourth quarter of last year, single-family construction growth outpaced multi-family. The infrastructure sector reflected a pick-up in highway-and-bridges construction spending in the first two months of the year. Construction spending in the industrial-and-commercial sector including energy has slowed over the last year reflecting a headwind from energy and manufacturing investment. Spending in this sector is up 3% year-to-date February, reflecting growth in the more cement intensive lodging, office and commercial segments.

2016 First Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - March				First Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	422	468	(10%)	2%	422	468	(10%)	2%
Operating EBITDA	136	148	(8%)	3%	136	148	(8%)	3%
Operating EBITDA margin	32.3%	31.6%	0.7pp		32.3%	31.6%	0.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	3%	3%	(14%)	(14%)	(14%)	(14%)
Price (USD)	(8%)	(8%)	(11%)	(11%)	(8%)	(8%)
Price (local currency)	4%	4%	4%	4%	7%	7%

Our domestic gray cement volumes in the region increased by 3% during the first quarter of 2016 versus the comparable period last year.

In Colombia, during the first quarter our domestic grey cement volumes increased 9%, while our ready-mix and aggregates volumes declined 12% and 18%, respectively, compared to the first quarter of 2015. During the quarter our cement market position improved both versus fourth and first quarter 2015, while sequential and year-over-year local currency prices remained stable and increased 13%, respectively. The residential and infrastructure sectors continued as the main drivers of demand during the quarter. The residential sector growth was supported by the middle-income segment which benefited from government-sponsored programs.

Europe

	January - March				First Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	729	748	(3%)	0%	729	748	(3%)	0%
Operating EBITDA	52	53	(2%)	2%	52	53	(2%)	2%
Operating EBITDA margin	7.1%	7.1%	-pp		7.1%	7.1%	-pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	0%	0%	(2%)	(2%)	3%	3%
Price (USD)	(3%)	(3%)	(3%)	(3%)	(2%)	(2%)
Price (local currency)	1%	1%	(1%)	(1%)	1%	1%

Our domestic gray cement volumes in the Europe region remained stable, while ready-mix and aggregates volumes decreased 2% and increased 3%, respectively, during the first quarter of 2016 versus the comparable period of 2015.

In the United Kingdom, our domestic gray cement and aggregates volumes increased 6% and 5%, respectively, while ready-mix declined 4% during the first quarter of 2016. Cement volume growth during the quarter reflects higher sales of cements with high fly-ash content, as well as non-recurring industry sales. Ready-mix volume decline reflects challenging competitive dynamics, especially in the London area. The residential sector continued to be the main driver of demand supported by economic growth, accelerating home prices and government-sponsored programs. In the infrastructure sector, large scale projects such as Crossrail in London and Mersey Gateway in northwest England, continued to drive demand.

2016 First Quarter Results Page 4

Operating results
CEMEX
Domestic gray cement volumes for our operations in Spain increased 7%, while our ready-mix volumes declined 2% during the quarter on a year-over-year basis. The residential sector benefited from favorable credit conditions with low interest rates, improved salaries and job creation, as well as pent-up housing demand. The industrial-and-commercial sector had a favorable performance during the quarter supported by permits growth at the end of last year.
In Germany, our domestic gray cement volumes declined 1% during the first quarter of 2016 on a year-over-year basis. Adjusting for one fewer working day this quarter, cement volumes remained stable. The residential sector continued as the main driver of cement consumption during the quarter despite capacity constraints in the local construction industry and public authorities’ restrictions. This sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration.
In Poland, our domestic cement volumes declined 6% mainly due to a high comparison base in the same quarter of 2015, which benefited from better weather conditions, as well as the impact of the Easter holidays. The residential and infrastructure sectors were the main drivers of demand during the quarter supported by multi-family developments in metropolitan areas and road projects, respectively.
In France, domestic ready-mix and aggregates volumes increased 5% and 7%, respectively, during the first quarter of 2016 versus the comparable period last year. During the quarter, there was higher activity in traded aggregates volumes. The residential sector continued as the main driver of demand. Housing sales growth reflects government’s initiatives including a buy-to-let program and a stimulus package.

Operating results

Asia, Middle East and Africa

	January - March				First Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	420	403	4%	8%	420	403	4%	8%
Operating EBITDA	103	89	16%	21%	103	89	16%	21%
Operating EBITDA margin	24.6%	22.1%	2.5pp		24.6%	22.1%	2.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	10%	10%	1%	1%	8%	8%
Price (USD)	(8%)	(8%)	2%	2%	8%	8%
Price (local currency)	(2%)	(2%)	3%	3%	6%	6%

In the Asia, Middle East and Africa region, our domestic gray cement and ready-mix volumes during the quarter increased 10% and 1%, respectively, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased 10% during the first quarter of 2016 versus the comparable period of last year. Our cement volumes during the quarter benefited from improved demand in all sectors. The residential sector was supported by robust remittances, stable inflation and low mortgage rates. The industrial-and-commercial sector experienced improved demand from the continued expansions in business process outsourcing services and tourism-related projects. Regarding infrastructure, volume growth was driven by an increase in government outlays during the quarter.

In Egypt, our domestic gray cement volumes increased 17% during the quarter on a year-over-year basis. Volumes benefited from continued residential and infrastructure activity, as well as improved weather conditions. Government projects related to the Suez Canal tunnels and low-income housing continued to drive cement demand during the quarter.

2016 First Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2016	2015	% Var	2016	2015	% Var
Operating earnings before other expenses, net	358	336	7%	358	336	7%
+ Depreciation and operating amortization	225	229		225	229	
Operating EBITDA	583	565	3%	583	565	3%
- Net financial expense	269	315		269	315	
- Maintenance capital expenditures	56	74		56	74	
- Change in working capital	206	290		206	290	
- Taxes paid	56	160		56	160	
- Other cash items (net)	(11)	(1)		(11)	(1)	
- Free cash flow discontinued operations	(2)	6		(2)	6	
Free cash flow after maintenance capital expenditures	8	(281)	N/A	8	(281)	N/A
- Strategic capital expenditures	44	76		44	76	
Free cash flow	(35)	(357)	90%	(35)	(357)	90%

During the quarter, we created a reserve of US$996 million to repurchase in May the remaining 9.875% US Dollar and Euro Denominated Senior Secured Notes due 2019, and to repurchase in June a portion of our 9.500% Senior Secured Notes due 2018.

Our debt during the quarter reflects a negative foreign exchange conversion effect of US$117 million.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter
	2016	2015	% Var	2015
Total debt [1]	15,555	16,250	(4%)	14,887
Short-term	0%	12%		3%
Long-term	100%	88%		97%
Perpetual notes	444	458	(3%)	440
Cash and cash equivalents	1,273	939	36%	887
Net debt plus perpetual notes	14,726	15,769	(7%)	14,441
Consolidated funded debt [2]/EBITDA [3]	5.17	5.11		5.21
Interest coverage [3] [4]	2.68	2.44		2.61

	First Quarter	
	2016	2015
Currency denomination		
US dollar	83%	86%
Euro	16%	12%
Mexican peso	1%	1%
Other	0%	0%
Interest rate		
Fixed	75%	73%
Variable	25%	27%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of March 31, 2016 was US$13,791 million, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2016 First Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	13,448,606,460
End-of-quarter CPO-equivalent units outstanding	13,448,606,460

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of March 31, 2016 were 18,991,576.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 218 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2016, our executives held 23,691,996 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First Quarter		Fourth Quarter
	2016	2015	2015
Notional amount of equity related derivatives (1) (2) (3)	690	1,695	1,169
Estimated aggregate fair market value (1) (2) (3) (4) (5)	38	181	17

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2016, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$64 million, including a liability of US$26 million corresponding to an embedded derivative related to our mandatory convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2016, the notional amount of this derivative was US$157 million, with a positive fair market value of approximately US$33 million.*

(2) *Excludes exchange rate derivatives, as of March 31, 2016, the notional amount of the derivatives were US$224 million, with a negative fair market value of approximately US$8 million.*

(3) *Excludes forward contracts negotiated to hedge the price of diesel fuel as of March 31, 2016, the notional amount of the forward contracts were US$29 million, with a positive fair market value of approximately US$1 million.*

(4) *Net of cash collateral deposited under open positions. Cash collateral was US$8 million as of March 31, 2015.*

(5) *As required by IFRS, the estimated aggregate fair market value as of March 31, 2016 and 2015 includes a liability of US$26 million and US$27 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2016 First Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - March				First Quarter			
INCOME STATEMENT	2016	2015	% Var.	like-to-like % Var.*	2016	2015	% Var.	like-to-like % Var.*
Net sales	3,198,016	3,313,500	(3%)	3%	3,198,016	3,313,500	(3%)	3%
Cost of sales	(2,169,027)	(2,295,558)	6%		(2,169,027)	(2,295,558)	6%	
Gross profit	1,028,989	1,017,942	1%	10%	1,028,989	1,017,942	1%	10%
Operating expenses	(671,107)	(682,105)	2%		(671,107)	(682,105)	2%	
Operating earnings before other expenses, net	357,882	335,837	7%	19%	357,882	335,837	7%	19%
Other expenses, net	(14,709)	1,640	N/A		(14,709)	1,640	N/A	
Operating earnings	343,173	337,478	2%		343,173	337,478	2%	
Financial expense	(270,114)	(341,255)	21%		(270,114)	(341,255)	21%	
Other financial income (expense), net	14,772	(10,986)	N/A		14,772	(10,986)	N/A	
Financial income	7,761	3,557	118%		7,761	3,557	118%	
Results from financial instruments, net	22,255	(59,146)	N/A		22,255	(59,146)	N/A	
Foreign exchange results	(418)	58,905	N/A		(418)	58,905	N/A	
Effects of net present value on assets and liabilities and others, net	(14,826)	(14,302)	(4%)		(14,826)	(14,302)	(4%)	
Equity in gain (loss) of associates	2,404	(14,641)	N/A		2,404	(14,641)	N/A	
Income (loss) before income tax	90,236	(29,404)	N/A		90,236	(29,404)	N/A	
Income tax	(42,439)	(102,300)	59%		(42,439)	(102,300)	59%	
Profit (loss) of continuing operations	47,797	(131,704)	N/A		47,797	(131,704)	N/A	
Discontinued operations	1,058	(1,305)	N/A		1,058	(1,305)	N/A	
Consolidated net income (loss)	48,855	(133,009)	N/A		48,855	(133,009)	N/A	
Non-controlling interest net income (loss)	13,398	15,714	(15%)		13,398	15,714	(15%)	
Controlling interest net income (loss)	35,457	(148,723)	N/A		35,457	(148,723)	N/A	
Operating EBITDA	582,519	564,778	3%	12%	582,519	564,778	3%	12%
Earnings (loss) of continued operations per ADS	0.03	(0.09)	N/A		0.03	(0.09)	N/A	
Earnings (loss) of discontinued operations per ADS	-	(0.00)	N/A		-	(0.00)	N/A	

	As of March 31		
BALANCE SHEET	2016	2015	% Var.
Total assets	32,193,030	34,424,331	(6%)
Cash and cash equivalents	1,273,055	929,251	37%
Trade receivables less allowance for doubtful accounts	1,724,970	1,879,469	(8%)
Other accounts receivable	281,517	384,639	(27%)
Inventories, net	1,052,331	1,204,577	(13%)
Assets held for sale	296,304	398,971	(26%)
Other current assets	352,112	419,165	(16%)
Current assets	4,980,288	5,216,071	(5%)
Property, machinery and equipment, net	12,347,267	13,108,895	(6%)
Other assets	14,865,475	16,099,365	(8%)
Total liabilities	22,839,596	24,860,289	(8%)
Liabilities held for sale	70,594	128,459	(45%)
Other current liabilities	4,010,713	5,822,948	(31%)
Current liabilities	4,081,307	5,951,407	(31%)
Long-term liabilities	14,310,191	13,402,255	7%
Other liabilities	4,448,098	5,506,628	(19%)
Total Stockholder's equity	9,353,434	9,564,041	(2%)
Non-controlling interest and perpetual instruments	1,177,814	1,138,396	3%
Total Controlling interest	8,175,620	8,425,646	(3%)

2016 First Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - March			First Quarter		
INCOME STATEMENT	2016	2015	% Var.	2016	2015	% Var.
Net sales	57,084,587	49,934,444	14%	57,084,587	49,934,444	14%
Cost of sales	(38,717,136)	(34,594,055)	(12%)	(38,717,136)	(34,594,055)	(12%)
Gross profit	18,367,451	15,340,390	20%	18,367,451	15,340,390	20%
Operating expenses	(11,979,257)	(10,279,322)	(17%)	(11,979,257)	(10,279,322)	(17%)
Operating earnings before other expenses, net	6,388,194	5,061,067	26%	6,388,194	5,061,067	26%
Other expenses, net	(262,548)	24,722	N/A	(262,548)	24,722	N/A
Operating earnings	6,125,647	5,085,790	20%	6,125,647	5,085,790	20%
Financial expense	(4,821,534)	(5,142,710)	6%	(4,821,534)	(5,142,710)	6%
Other financial income (expense), net	263,689	(165,561)	N/A	263,689	(165,561)	N/A
Financial income	138,538	53,599	158%	138,538	53,599	158%
Results from financial instruments, net	397,245	(891,327)	N/A	397,245	(891,327)	N/A
Foreign exchange results	(7,456)	887,703	N/A	(7,456)	887,703	N/A
Effects of net present value on assets and liabilities and others, net	(264,638)	(215,537)	(23%)	(264,638)	(215,537)	(23%)
Equity in gain (loss) of associates	42,907	(220,634)	N/A	42,907	(220,634)	N/A
Income (loss) before income tax	1,610,709	(443,115)	N/A	1,610,709	(443,115)	N/A
Income tax	(757,532)	(1,541,662)	51%	(757,532)	(1,541,662)	51%
Profit (loss) of continuing operations	853,177	(1,984,778)	N/A	853,177	(1,984,778)	N/A
Discontinued operations	18,884	(19,667)	N/A	18,884	(19,667)	N/A
Consolidated net income (loss)	872,062	(2,004,445)	N/A	872,062	(2,004,445)	N/A
Non-controlling net income (loss)	239,160	236,809	1%	239,160	236,809	1%
Controlling net income (loss)	632,902	(2,241,254)	N/A	632,902	(2,241,254)	N/A
Operating EBITDA	10,397,960	8,511,199	22%	10,397,960	8,511,199	22%
Earnings (loss) of continued operations per ADS	0.62	(1.41)	N/A	0.62	(1.41)	N/A
Earnings (loss) of discontinued operations per ADS	0.01	(0.01)	N/A	0.01	(0.01)	N/A

	As of March 31		
BALANCE SHEET	2016	2015	% Var.
Total assets	556,295,551	525,659,529	6%
Cash and cash equivalents	21,998,388	14,189,664	55%
Trade receivables less allowance for doubtful accounts	29,807,482	28,699,488	4%
Other accounts receivable	4,864,607	5,873,434	(17%)
Inventories, net	18,184,273	18,393,885	(1%)
Assets held for sale	5,120,125	6,092,286	(16%)
Other current assets	6,084,499	6,400,648	(5%)
Current assets	86,059,374	79,649,404	8%
Property, machinery and equipment, net	213,360,777	200,172,826	7%
Other assets	256,875,400	245,837,299	4%
Total liabilities	394,668,214	379,616,617	4%
Liabilities held for sale	1,219,865	1,961,573	(38%)
Other current liabilities	69,305,125	88,916,414	(22%)
Current liabilities	70,524,990	90,877,986	(22%)
Long-term liabilities	247,280,094	204,652,428	21%
Other liabilities	76,863,130	84,086,204	(9%)
Total stockholders' equity	161,627,337	146,042,912	11%
Non-controlling interest and perpetual instruments	20,352,622	17,383,300	17%
Total controlling interest	141,274,715	128,659,612	10%

2016 First Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter			
NET SALES	2016	2015	% Var.	like-to-like % Var. *	2016	2015	% Var.	like-to-like % Var. *
Mexico	633,072	765,715	(17%)	(2%)	633,072	765,715	(17%)	(2%)
U.S.A.	920,401	867,588	6%	6%	920,401	867,588	6%	6%
South, Central America and the Caribbean	421,832	467,510	(10%)	2%	421,832	467,510	(10%)	2%
Europe	728,507	747,687	(3%)	0%	728,507	747,687	(3%)	0%
Asia, Middle East and Africa	419,961	403,081	4%	8%	419,961	403,081	4%	8%
Others and intercompany eliminations	*74,242*	*61,920*	*20%*	*20%*	*74,242*	*61,920*	*20%*	*20%*
TOTAL	3,198,016	3,313,500	(3%)	3%	3,198,016	3,313,500	(3%)	3%

GROSS PROFIT								
Mexico	322,776	369,556	(13%)	3%	322,776	369,556	(13%)	3%
U.S.A.	204,392	159,333	28%	28%	204,392	159,333	28%	28%
South, Central America and the Caribbean	178,958	195,432	(8%)	3%	178,958	195,432	(8%)	3%
Europe	163,991	172,545	(5%)	(1%)	163,991	172,545	(5%)	(1%)
Asia, Middle East and Africa	138,608	116,470	19%	25%	138,608	116,470	19%	25%
Others and intercompany eliminations	*20,265*	*4,606*	*340%*	*340%*	*20,265*	*4,606*	*340%*	*340%*
TOTAL	1,028,989	1,017,942	1%	10%	1,028,989	1,017,942	1%	10%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	194,146	221,678	(12%)	3%	194,146	221,678	(12%)	3%
U.S.A.	11,037	(32,286)	N/A	N/A	11,037	(32,286)	N/A	N/A
South, Central America and the Caribbean	117,920	127,840	(8%)	3%	117,920	127,840	(8%)	3%
Europe	4,299	5,179	(17%)	8%	4,299	5,179	(17%)	8%
Asia, Middle East and Africa	84,013	69,621	21%	26%	84,013	69,621	21%	26%
Others and intercompany eliminations	*(53,533)*	*(56,194)*	*5%*	*(17%)*	*(53,533)*	*(56,194)*	*5%*	*(17%)*
TOTAL	357,882	335,837	7%	19%	357,882	335,837	7%	19%

2016 First Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter			
OPERATING EBITDA	2016	2015	% Var.	like-to-like % Var. *	2016	2015	% Var.	like-to-like % Var. *
Mexico	227,081	261,511	(13%)	2%	227,081	261,511	(13%)	2%
U.S.A.	108,871	63,787	71%	71%	108,871	63,787	71%	71%
South, Central America and the Caribbean	136,139	147,872	(8%)	3%	136,139	147,872	(8%)	3%
Europe	51,722	52,782	(2%)	2%	51,722	52,782	(2%)	2%
Asia, Middle East and Africa	103,428	89,132	16%	21%	103,428	89,132	16%	21%
Others and intercompany eliminations	*(44,722)*	*(50,307)*	*11%*	*(13%)*	*(44,722)*	*(50,307)*	*11%*	*(13%)*
TOTAL	582,519	564,778	3%	12%	582,519	564,778	3%	12%

OPERATING EBITDA MARGIN	2016	2015	2016	2015
Mexico	35.9%	34.2%	35.9%	34.2%
U.S.A.	11.8%	7.4%	11.8%	7.4%
South, Central America and the Caribbean	32.3%	31.6%	32.3%	31.6%
Europe	7.1%	7.1%	7.1%	7.1%
Asia, Middle East and Africa	24.6%	22.1%	24.6%	22.1%
TOTAL	18.2%	17.0%	18.2%	17.0%

2016 First Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter		
	2016	2015	% Var.	2016	2015	% Var.
Consolidated cement volume [1]	15,613	15,547	0%	15,613	15,547	0%
Consolidated ready-mix volume	11,924	12,442	(4%)	11,924	12,442	(4%)
Consolidated aggregates volume	33,515	33,639	(0%)	33,515	33,639	(0%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2016 Vs. 2015	First Quarter 2016 Vs. 2015	First Quarter 2016 Vs. Fourth Quarter 2015
Mexico	(13%)	(13%)	(7%)
U.S.A.	8%	8%	(8%)
South, Central America and the Caribbean	3%	3%	2%
Europe	0%	0%	(15%)
Asia, Middle East and Africa	10%	10%	5%

READY-MIX VOLUME			
Mexico	(18%)	(18%)	(8%)
U.S.A.	5%	5%	(3%)
South, Central America and the Caribbean	(14%)	(14%)	(6%)
Europe	(2%)	(2%)	(17%)
Asia, Middle East and Africa	1%	1%	(7%)

AGGREGATES VOLUME			
Mexico	(15%)	(15%)	(6%)
U.S.A.	6%	6%	(0%)
South, Central America and the Caribbean	(14%)	(14%)	(9%)
Europe	3%	3%	(17%)
Asia, Middle East and Africa	8%	8%	(10%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2016 First Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2016 Vs. 2015	First Quarter 2016 Vs. 2015	First Quarter 2016 Vs. Fourth Quarter 2015
Mexico	0%	0%	2%
U.S.A.	4%	4%	3%
South, Central America and the Caribbean (*)	(8%)	(8%)	(2%)
Europe (*)	(3%)	(3%)	4%
Asia, Middle East and Africa (*)	(8%)	(8%)	(1%)

READY-MIX PRICE			
Mexico	(9%)	(9%)	(4%)
U.S.A.	2%	2%	0%
South, Central America and the Caribbean (*)	(11%)	(11%)	(2%)
Europe (*)	(3%)	(3%)	3%
Asia, Middle East and Africa (*)	2%	2%	2%

AGGREGATES PRICE			
Mexico	(12%)	(12%)	(4%)
U.S.A.	0%	0%	1%
South, Central America and the Caribbean (*)	(8%)	(8%)	1%
Europe (*)	(2%)	(2%)	8%
Asia, Middle East and Africa (*)	8%	8%	8%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2016 Vs. 2015	First Quarter 2016 Vs. 2015	First Quarter 2016 Vs. Fourth Quarter 2015
Mexico	18%	18%	8%
U.S.A.	4%	4%	3%
South, Central America and the Caribbean (*)	4%	4%	0%
Europe (*)	1%	1%	4%
Asia, Middle East and Africa (*)	(2%)	(2%)	0%

READY-MIX PRICE			
Mexico	8%	8%	2%
U.S.A.	2%	2%	0%
South, Central America and the Caribbean (*)	4%	4%	2%
Europe (*)	(1%)	(1%)	3%
Asia, Middle East and Africa (*)	3%	3%	1%

AGGREGATES PRICE			
Mexico	5%	5%	2%
U.S.A.	0%	0%	1%
South, Central America and the Caribbean (*)	7%	7%	3%
Europe (*)	1%	1%	10%
Asia, Middle East and Africa (*)	6%	6%	7%

(*) Volume weighted-average price.

2016 First Quarter Results Page 14

Other activities
CEMEX subsidiary presented application to Philippine authorities for potential sale of a minority stake in its assets in the Philippines
On March 10, 2016, CEMEX announced that CEMEX Holdings Philippines, Inc. (“CHP”), an indirectly wholly-owned subsidiary of CEMEX España, S.A., filed a registration statement with the Securities and Exchange Commission of the Philippines (the “Philippine SEC”) relating to an initial public offering of CHP’s common shares (the “Offering”). Subject to obtaining the corresponding approvals from the Philippine SEC and the Philippine Stock Exchange (the “PSE”) for the listing of CHP’s shares on the PSE, CHP has the intention to, in a public offering to investors in the Philippines and, in a concurrent private placement to eligible investors outside of the Philippines, offer a minority interest in CHP’s capital stock. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. The filing of the registration statement with the Philippine SEC is a first step in one of the alternatives CEMEX is exploring in the context of CEMEX’s previously announced asset divestiture plan. CEMEX continues to explore other alternatives, and the ultimate implementation of any such alternative remains at the discretion of CEMEX. This report does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. This press release does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. THERE WILL NOT BE A REGISTRATION WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND NO PUBLIC OFFERING OR BROKERAGE ACTIVITIES MAY BE CONDUCTED IN MEXICO, EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS. A REGISTRATION STATEMENT RELATING TO CHP’S COMMON SHARES HAS BEEN FILED WITH THE PHILIPPINE SEC, BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT IS RENDERED EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR BE CONSIDERED A SOLICITATION TO BUY. The listing of CHP’s common shares is subject to the approval of the board of directors of the PSE. The PSE will make no representation as to its completeness and expressly disclaims any liability whatsoever for any loss arising from reliance on the entire or any part of the Offering documents. Such approval for listing, once granted, is permissive only and will not constitute a recommendation or endorsement of the offering by the PSE or the Philippine SEC.
CEMEX announced divestment of its operations in Bangladesh and Thailand
On March 10, 2016, CEMEX announced that it signed an agreement for the sale of its operations in Bangladesh and Thailand to SIAM CITY CEMENT PUBLIC COMPANY LIMITED for approximately US$53 million. The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes. The closing of this agreement is subject to the satisfaction of standard conditions for this type of transactions. We currently expect to finalize this divestiture during the second quarter of 2016.
CEMEX announced pricing of US$1.0 billion in senior secured notes
On March 9, 2016, CEMEX announced the pricing of US$1.0 billion of its 7.750% Senior Secured Notes due 2026 denominated in U.S. Dollars (the “Notes”). The Notes bear interest at an annual rate of 7.750% and mature on April 16, 2026. The Notes were issued at a price of 99.986% of face value and will be callable commencing on April 16, 2021. CEMEX will use the net proceeds from the offering of the Notes to fund the redemption and/or repurchase of (i) the 9.875% US Dollar-Denominated Senior Secured Notes due 2019 issued by CEMEX España, S.A., acting through its Luxembourg branch, on March 28, 2012, and (ii) the 9.875% Euro-Denominated Senior Secured Notes due 2019 issued by CEMEX España, S.A., acting through its Luxembourg branch, on March 28, 2012, and intends to fund the redemption and or repurchase of the 9.500% Senior Secured Notes due 2018 issued by CEMEX on September 17, 2012, and the remainder, if any, for general corporate purposes, including to repay other indebtedness of CEMEX and its subsidiaries, all in accordance with CEMEX’s facilities agreement, dated as of September 29, 2014, as amended and restated (the “Credit Agreement”). The Notes share in the collateral pledged for the benefit of the lenders under the Credit Agreement and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK. The closing of this offering was on March 16, 2016.
CEMEX obtained required consents to amend its credit agreement
On March 7, 2016, CEMEX announced that, in line with CEMEX’s initiatives of enhancing financial flexibility and reducing risk, it obtained the required consents to amend its Credit Agreement, in order to delay the scheduled tightening in its consolidated financial leverage and coverage ratio limits by one year. Pursuant to the amendment, the leverage ratio covenant in the Credit Agreement will remain at 6.0 times until and including March 31, 2017, and will gradually decline to 4.0 times by June 30, 2020, and the margin grid in the Credit Agreement will be modified such that if the consolidated leverage ratio is greater than 5.50 times in the reference periods ending on December 31, 2016, March 31, 2017, June 30, 2017, and September 30, 2017, the applicable margin will be 425 bps instead of 400 bps. All other levels in the margin grid remain unchanged. In addition, the Credit Agreement has been amended to allow CEMEX the right, subject to meeting local requirements in the Philippines, to sell a minority stake in CHP.
2016 First Quarter Results

Other information
CEMEX
Mexican Tax Reform 2016
In October 2015, a new tax reform approved by Congress (the “new tax reform”) which became effective in January 1, 2016 granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately US$938 million, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$646 million, as of December 31, 2015, the Parent Company’s liability was reduced to approximately US$226 million. All USD amounts are based on an exchange rate of Ps17.23 to US$1.00 as of December 31, 2015.
Polish Antitrust Investigation
Regarding the antitrust proceedings formally initiated in January 2007 against all cement producers in Poland, including CEMEX and the corresponding fine issued in December 2013 that was appealed by CEMEX in May 2014, after several hearings, the Appeals Court reopened the hearing phase which had been closed on February 26, 2016. As a result, the issuance of a final judgment has been delayed. The penalty to be paid, if any, must be paid within 14 calendar days after the formal announcement by the appeals court. An accounting provision for this matter exists.
Information Request in Costa Rica
As a result of a claim made by a third party, in March 2016, the Competition Directorate of Costa Rica notified CEMEX (Costa Rica), S.A. (“CEMEX Costa Rica”) of a formal information request that has the objective of calculating the cement market share in Costa Rica and the geographical areas in which CEMEX Costa Rica has a presence. CEMEX Costa Rica has delivered the requested information. As of March 31, 2016, we are not able to assess the likelihood of this request for information leading to a formal investigation or any other actions by the Competition Directorate of Costa Rica, but if any formal investigations are commenced or if any actions are taken by the Competition Directorate of Costa Rica or any other governmental authority in Costa Rica we would not expect that any adverse result from any investigation or actions taken by the corresponding authority of the government of Costa Rica would have a material adverse impact on our results of operations, liquidity and financial condition.
2016 First Quarter Results

Other information

Discontinued Operations

On March 10, 2016, CEMEX announced the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand for the three-month periods ended March 31, 2016 and 2015 included in CEMEX's statements of operations were reclassified to the single line item "Discontinued operations." CEMEX expects to conclude this disposal to SIAM Cement during the second quarter of 2016.

With an effective date of October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the sale of its operations in Austria and Hungary announced on August 12, 2015 to the Rohrdorfer Group for approximately €165.1 million, after final adjustments agreed for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the three-month period ended March 31, 2015 included in CEMEX's statement of operations were reclassified to the single line item "Discontinued operations."

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegobina, Montenegro and Serbia, for approximately €230.9 million, amount subject to adjustments for changes in cash and working capital at the change of control date. The operations in Croatia, including assets in Bosnia and Herzegobina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. As of March 31, 2016, the closing of this transaction is subject to customary conditions precedent, which includes the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the second quarter of 2016. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, included in CEMEX's statements of operations for the three-month periods ended March 31, 2016 and 2015 were reclassified to the single line item "Discontinued Operations."

As of March 31, 2016, the balance sheets of CEMEX's discontinued operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, Bangladesh and Thailand have been reclassified to assets and liabilities held for sale. As of March 31, 2016, the combined selected condensed balance sheet information of CEMEX operations in these units was as follows:

BALANCE SHEET	As of March 31,
(Millions of Mexican pesos)	2016
Current assets	1,181
Property, machinery and equipment, net	3,294
Intangible assets and other non-current assets	645
Total assets held for sale	5,120
Current liabilities	835
Non-current liabilities	385
Total liabilities held for sale	1,220
Net assets held for sale	3,900

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations in Austria, Hungary, Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, Bangladesh and Thailand for the three-month periods ended March 31, 2016 and 2015:

INCOME STATEMENT	Jan-Mar		First Quarter	
(Millions of Mexican pesos)	2016	2015	2016	2015
Sales	744	1,302	744	1,302
Cost of sales and operating expenses	(712)	(1,309)	(712)	(1,309)
Other expenses, net	(6)	(5)	(6)	(5)
Interest expense, net and others	(3)	(9)	(3)	(9)
Income (loss) before income tax	22	(22)	22	(22)
Income tax	(2)	(0)	(2)	(0)
Net income (loss)	21	(22)	21	(22)
Non controlling net income	(1)	2	(1)	2
Controlling net income	20	(20)	20	(20)

2016 First Quarter Results Page 17

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2016 and the first quarter of 2015 are 17.85 and 15.07 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of March 31, 2016, and March 31, 2015, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2016 and 2015, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in Egypt, Israel, Malaysia, and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,426.4 million for the first quarter of 2016; 1,426.4 million for year-to-date 2016; 1,376.7 million for the first quarter of 2015; and 1,376.7 million for year-to-date 2015.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter	
	2016	2015	2016	2015	2016	2015
	Average	Average	Average	Average	End of period	End of period
Mexican peso	17.85	15.07	17.85	15.07	17.28	15.27
Euro	0.9022	0.9021	0.9022	0.9021	0.8785	0.9313
British pound	0.7043	0.662	0.7043	0.6620	0.6959	0.6743

Amounts provided in units of local currency per US dollar.

2016 First Quarter Results Page 18